March 20, 2009

United States Securities and Exchange Commission

Washington, D.C. 20549

Submitted Electronically with Copy to Staff

Re:       Good Times Restaurants, Inc.

            Form 10-KSB for the year ended September 30, 2008

            Filed December 29, 2008

            File No. 0-18590

Good Times Restaurants, Inc. (the "Company", "we", "our" or "us") has received your letter dated February 19, 2009 containing comments on the Company's above referenced Annual Report on Form 10-KSB (the "Form 10-KSB"), filed by the Company with the Securities and Exchange Commission (the "Commission") on December 29, 2008. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth the Commission's comments in bold below, with the Company's response following each comment.

Item 1. Description of Business

Recent Developments, page 3

1.      We note from the discussion on page 3 of the Company's Form 10-K that the Company entered into a development agreement with Zen Partners LLC on December 3, 2007, and that David Grissen, a significant stockholder of the Company and a member of the Company's Board of Directors has a 20% ownership interest in Zen Partners LLC. Given the related party nature of this transaction, please revise the notes to the Company's financial statements in future filings to disclose the nature and significant terms of this agreement.  Refer to the disclosure requirements outlined in paragraph 2 of SFAS No. 57.

We will revise the footnote in future filings taking into account the disclosure requirements outlined in paragraph 2 of SFAS No. 57.   We also noted in the 10-KSB that all development under the agreements with Zen Partners LLC had been indefinitely suspended.  There has not been any development, transactions, fees or commitments made to-date under the agreements and any development will require amending the agreements.   Until such amendment occurs, all development rights under the agreements with  Zen Partners LLC have been indefinitely suspended.

We will add the following footnote in future filings to the Related Parties section of the Company's financial statements:

United States Securities and Exchange Commission

March 9, 2009

On December 3, 2007, we entered into a development agreement with Zen Partners LLC that is comprised of a Development Agreement, a Management Agreement and a Site Selection, Construction Management and Pre-Opening Services Agreement.  David Grissen, a significant stockholder and a member of our board of directors, has a 20% ownership interest in Zen Partners LLC.  The agreements provide for the development of up to twenty-five restaurants with a five year development schedule for up to ten restaurants and an option to develop an additional fifteen restaurants, exercisable any time during the initial five year period, to-date there have been no restaurants developed under the agreement.  We will operate the restaurants utilizing our employees on the same basis as we would company-owned restaurants; however, Zen Partners LLC will provide all development and operating capital.  For each restaurant that is developed, we will receive a monthly management fee of 5% of gross operating revenues for the restaurant, and a services fee of $25,000.  We may provide a limited lease guaranty on the initial three restaurants developed, for which we will receive a lease guaranty fee equal to 1% of net sales of the restaurant for so long as the lease guaranty is in effect.  We may also arrange sale leaseback transactions for sites of the restaurants developed, for which we will receive a sale leaseback fee of $7,500 per restaurant.  We will also participate in the ongoing profitability of the restaurants by receiving an incentive fee equal to (i) 30% of the incentive income (as defined in the Management Agreement) per year until Zen Partners LLC has received a 25% return on its net equity investment and (ii) 20% of the incentive income per year thereafter. For the period ending September 30, 2008 there have been no amounts received or paid under the afore mentioned agreements. As of September 30, 2008 there were no amounts due from or to Zen Partners LLC. The total future amounts of these fees and participations, if any, to be received by us, and the interest therein of David Grissen, in connection with this transaction are not currently determinable.  In August 2008 we announced the suspension of development of Good Times restaurants with Zen Partners LLC.  We currently plan to reevaluate expansion discussion as conditions impacting our sales trends, the macroeconomic environment and credit markets may change.

Management Discussion and Analysis

Results of Operation, page 18

2.      We note that you present the combined revenues of company-owned and franchised restaurants in your discussion of net revenues on page 18.  In this regard, we do not believe the presentation of combined revenues for company-owned and franchised restaurants is appropriate since this non-GAAP financial measure cannot be reconciled to the most comparable US GAAP measure as required by Item 10 of Regulation S-K, since the revenues of franchised restaurants are not and cannot be reflected in your consolidated financial statements prepared in accordance with US GAAP.  Please note that we believe no substantive justification exists for aggregating the revenues of company-owned and franchised restaurants and therefore there would appear to be no useful purpose for disclosing such aggregated information in MD&A for purposes of management's discussion of its results of operations and for purposes of analyzing the Company's business. Accordingly, please revise to eliminate the presentation of this non-GAAP measure from future filings.

3.      Note however, that we would not object to the presentation (in a footnote to your selected financial data) your franchised restaurants, provided the presentation is made in the context of explaining how you derive franchise fees and royalties from your franchisees fees and royalties.

We will eliminate the presentation of combined revenues of company-owned and franchised restaurants in the Management Discussion and Analysis section of future filings of the 10-K. If we choose to discuss franchise revenues we will do so in the notes to selected financial data and only do so in the context of explaining how we derive franchise fees and royalties.

Liquidity and Capital Resources

Financing, page 20

4.      We note from the discussion on page 20 of MD&A that the Company purchased two restaurants from an existing franchisee on March 1, 2008 for total consideration of $1,330,000 and simultaneously sold the land, building and improvements related to one of the restaurants in a sale-leaseback transaction.  With regards to this transaction, please tell us and revise the notes to your financial statements in future filings to disclose the following:

United States Securities and Exchange Commission

March 9, 2009

•         Please tell us and disclose in your financial statements the significant terms of both the purchase and sale-leaseback transactions involving the two restaurants.  As part of your response and your revised disclosure, please indicate the nature and amount of the consideration comprising the $1,330,000 paid to acquire the two restaurants as your disclosure on page 20 indicates that net cash used in the purchase transaction was only $272,000.  Also, please revise the notes to your financial statements to include all of the disclosures required by paragraphs 51 through 55 of SFAS No. 141 with respect to the restaurant operations acquired.

•         Tell us and disclose the carrying value of the assets sold in the sale-leaseback transaction and explain how you calculated or determined the deferred gain of $26,000 recognized in connection with the sale-leaseback transaction.  Also, please explain why only $490,000 of assets were recorded as a result of the purchase and sale-leaseback transactions when the Company paid total consideration of $1,330,000 to acquire the two restaurants from its franchisee.

As further explanation of the transaction:

On March 1, 2008, we acquired the assets of two restaurants from an existing franchisee for a total purchase price of $1,330,000, including the land, site improvements, building and equipment for one restaurant and site improvements, building and equipment on one restaurant.  The purchase price was funded primarily from cash on hand of $272,000 and $849,000 in net proceeds from a simultaneous sale-leaseback transaction to a third party investor involving the land, building and improvements of one of the restaurants acquired.  The third party investor/landlord purchasing the assets completed an MAI appraisal of those assets.  Sale-leaseback transactions have been a recurring method of funding development of new restaurants for the Company.

As additional consideration and accounting in the acquisition, notes receivable from the franchisee of $250,000 were forgiven, and a deferred gain of $26,000 was written off. The deferred gain was related to a prior sale to the franchisee of one of the restaurants acquired. We did not record a gain or loss related to this acquisition. The financial results of the two restaurants have been included in our financial results from the acquisition date forward.

The sale-leaseback transaction which was entered into at the same time as the acquisition involved selling the land, building and improvements of one of the acquired restaurants for net proceeds of $849,000. The sale-leaseback was the funding vehicle for the purchase of the two restaurants and was not used to raise cash for the company or increase our liquidity. The assets sold in the sale-leaseback transaction were never recorded in our financial statements as the long term lease entered into does not meet any of the criteria for a capital lease and therefore qualifies as an operating lease, as defined in SFAS No. 13, Accounting for Leases. After the sale-leaseback transaction was accounted for, it resulted in $476,000 in fixed assets and $14,000 in current assets recorded on the Company's financial statements. We believe the $476,000 represents the fair value of the net assets acquired after completion of the simultaneous sale-leaseback transaction consisting of furniture, fixtures and equipment in two restaurants and the site improvements and building in one restaurant.

Disclosure in future filings in the notes to financial statements will include the following:

On March 1, 2008, we acquired the assets of two restaurants from an existing franchisee for a total purchase price of $1,330,000, including the land, site improvements, building and equipment for one restaurant and site improvements, building and equipment on one restaurant.  The purchase price was funded primarily from cash on hand of $272,000 and $849,000 in net proceeds from a simultaneous sale-leaseback transaction to a third party investor involving the land, building and improvements of one of the restaurants acquired.

As additional consideration and accounting in the acquisition, notes receivable from the franchisee of $250,000 were forgiven, and a deferred gain of $26,000 was written off. The deferred gain was related to a prior sale to the franchisee of one of the restaurants acquired. We did not record a gain or loss related to this acquisition. The financial results of the two restaurants have been included in our financial results from the acquisition date forward.

United States Securities and Exchange Commission

March 9, 2009

The acquisition of the two restaurants was accounted for using the purchase method as defined in SFAS No. 141, Business Combinations, (SFAS 141). The purchase price was allocated as follows:

Current assets net of current liabilities	$ 14,000
Property and equipment	1,316,000
Total purchase price	$ 1,330,000

Pro Forma Results (unaudited)

The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the 2008 acquisition of the franchise restaurants occurred at the beginning of the period presented as required by SFAS 141. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the period presented, nor is it indicative of future operating results.

Year Ended
September 30, 2008

Revenue	$ 26,364,000
Net Loss	(1,056,000)
Basic and Diluted EPS	(0.27)

The sale-leaseback transaction was entered into simultaneously with the acquisition and involved selling the land, building and improvements of one of the acquired restaurants for net proceeds of $849,000. The sale-leaseback was the funding vehicle for the purchase of the two restaurants and was not used to raise cash for the company or increase our liquidity. The assets sold in the sale-leaseback transaction were never recorded in our financial statements as the long term lease entered into does not meet any of the criteria for a capital lease and therefore qualifies as an operating lease, as defined in SFAS No. 13, Accounting for Leases. After the sale-leaseback transaction was accounted for, it resulted in $476,000 in fixed assets and $14,000 in current assets recorded on the Company's financial statements. We believe the $476,000 represents the fair value of the net assets acquired (after completion of the simultaneous sale-leaseback transaction) consisting of furniture, fixtures and equipment in two restaurants and the site improvements and building in one restaurant.

Consolidated Balance Sheets

5.      We note that the Company has recently experienced declines in the trading value of its outstanding common shares which has resulted in the Company's market capitalization being less than the recorded book value of the Company's net assets, indicating a potential impairment in the Company's long-lived assets.  We also note that during the fiscal year ended September 30, 2008, the Company experienced deterioration in its operating results and recognized a loss from operations totaling $946,000 as compared to income from operations of $200,000 in the previous fiscal year.  Given these negative trends in operating results, please tell us what consideration has been given to recording an impairment charge with respect to your long-lived assets at September 30, 2008.  As part of your response, please explain in detail the methods and significant assumptions used in preparing your impairment analysis for the most recent fiscal year period and indicate whether any updated analysis has been prepared for the quarter ended December 31, 2008.

United States Securities and Exchange Commission

March 9, 2009

The Company reviews its long-lived assets in accordance with SFAS No. 144, including land, property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the capitalized costs of the assets to the future undiscounted net cash flows expected to be generated by the assets and the expected cash flows are based on recent historical cash flows at the restaurant level (the lowest level that cash flows can be determined). If the assets are determined to be impaired, the amount of impairment recognized is the amount by which the carrying amount of the assets exceeds their fair value. Fair value is determined using forecasted cash flows discounted using an estimated average cost of capital. Based on the results of our tests no impairment was required to be recorded in 2008.

We did not prepare an updated analysis for the quarter ended December 31, 2008 as we do not believe there was an event that would trigger the requirement of analysis.  We do not believe the results from the quarter ending December 31, 2008 are indicative of future results due to the adverse seasonal nature of our restaurant sales during the first and second quarters of our fiscal year. Therefore, we will reevaluate our impairment analysis at the end of the current fiscal year, or sooner if a triggering event does occur.

Other than the impairment analysis of long lived assets described above, the Company does not have any goodwill or intangible assets on its balance sheet that are subject to, or that would require, additional impairment analysis.   As a thinly traded, micro-cap public company, we believe the Company's market capitalization does not bear a direct relationship to the recorded book value of the Company's net assets and our common stock may trade significantly below or above that net book value.  The loss from operations for the fiscal year ended September 30, 2008 was negatively affected by an increased level of general and administrative and other fixed costs incurred for expansion that are not associated with the restaurant level operations or cash flow, which have subsequently been significantly reduced.

6.      Please note that assuming a satisfactory response to the above comment, we would expect your critical accounting policy disclosures in future filings to be significantly expanded to explain the methods and significant assumptions used in preparing your impairment analysis with respect to long-lived assets.  MD&A should also be revised to explain the facts or circumstances management believes are responsible for the fact that the Company's market capitalization is less than the book value of the Company's net assets.

We will modify our critical accounting policy disclosures in future filings to explain the methods and significant assumptions used in preparing our impairment analysis with respect to long-lived assets.  We do not believe that a reconciliation of market capitalization to the Company's book value of its net assets is a meaningful disclosure in the MD&A because the market capitalization is affected by market factors that are unrelated to the Company's financial statements and net asset value.

Consolidated Statements of Cash Flows

7.      We note from the disclosure in the Company's Consolidated Statements of Cash Flows that the Company received proceeds from sale-leaseback transactions aggregating $747,000 and $1,580,000 during the fiscal years ended September 30, 2008 and 2007.  Given the materiality of the gross proceeds realized in these transactions, please tell us and revise the notes to the Company's financial statements to disclose the significant terms of these sale-leaseback transactions.  As part of your response and your revised disclosure, please indicate the amounts of any gains or losses recognized in connection with these transactions and explain how they were calculated or determined, as well as how they are being accounted for in the Company's consolidated financial statements.  Refer to the disclosure requirements outlined in paragraph 17 of SFAS No. 98.

United States Securities and Exchange Commission

March 9, 2009

The sale-leaseback proceeds of $1,580,000 in fiscal 2007 were equal to the cost of the development of a new restaurant and were not used to raise cash for the company or increase our liquidity. The terms of the sale-leaseback transaction involved the sale of the land, building and site improvements of one restaurant and the leasing back of those assets under a long term operating lease. The initial lease term is fifteen years and there are no other future commitments, obligations, provisions or circumstances, other than the typical terms of the operating lease that would require or result in our continuing involvement. There was an immaterial gain recorded of $15,000 related to this sale-leaseback transaction, calculated as the difference between the sale-leaseback proceeds and the book value of the assets sold. The assets sold in the sale-leaseback transaction were removed from our financial statements as the long term lease entered into does not meet any of the criteria for a capital lease and therefore qualifies as an operating lease, as defined in SFAS No. 13, Accounting for Leases.

The sale-leaseback transaction in fiscal 2008 is described in the answer to question number four above.

Note 2. Liquidity, page F-12

8.      As indicated in Note 2 to the Company's financial statements for the year ended September 30, 2008, it was anticipated that the Company would be in default with respect to certain technical loan covenants under the Wells Fargo note as of December 31, 2008 at the time the Company filed its annual report on From 10-K.  We also note from the report on Form 8-K dated January 23, 2009, that on January 20, 2009, the Company determined that it was not in compliance with the certain covenants under the credit agreement with Wells Fargo regarding the Company's financial condition as of December 31, 2008, including covenants requiring that the Company's tangible net worth be not less than $5,000,000 and that the Company's EBITDA coverage ratio not be less than 1.50 to 1.00 as of each fiscal quarter end.  We also note from the report on Form 8-K that the Company is currently seeking a waiver from the bank of the covenant violations existing at December 31, 2008.

Noted and agreed.

9.      Please tell us and explain in the notes to your financial statements in future filings how you are classifying this debt obligation in your interim financial statements for the quarter ended December 31, 2008.  As part of your response and your revised disclosure, please indicate whether any portion of this obligation is being classified as long-term debt and explain your basis or rationale for this classification pursuant to the guidance in EITF 86-30.  In addition, please discuss in MD&A and the notes to your financial statements whether the Company expects to comply with its technical debt covenants in future periods and discuss in MD&A and the notes to the Company's financial statements the potentially adverse consequences to the Company in the event it is unable to do so and cannot obtain waivers of covenant violation from its lender.

We considered and disclosed EITF 86-30 in our quarterly report on form 10-Q for December 31, 2008, filed on February 20, 2009. That disclosure is as follows:

As reported on the form 8-K filed on January 23, 2009, we are in default of certain technical loan covenants as of December 31, 2008 on our note payable to Wells Fargo Bank, N.A. ("the Bank"), therefore, all amounts owing under this facility are reflected as current in the accompanying Condensed Consolidated Balance Sheet as of December 31, 2008. We have never been in payment default on the note and expect to be able to remain current on payments in fiscal 2009, depending on our sales trends and cash flow from operations.  On February 9, 2009 we received a Reservation of Rights letter from the Bank formally notifying us of the default of the Earnings Before Interest Taxes and Depreciation ("EBITDA") Coverage Ratio of not less than 1.5 to 1.0 and the Tangible Net Worth of not less than $5,000,000 as set forth in the Credit Agreement for the period ending December 31, 2008. The letter serves as notice that notwithstanding the foregoing events of default, the Bank is reserving all of its rights and remedies under the Credit Agreement and related agreements.

United States Securities and Exchange Commission

March 9, 2009

The Bank is not now accelerating the Loan and is willing to continue to accept regularly scheduled payments of principal and interest under the Loan, however the acceptance of payments under the Loan does not constitute a modification of the Credit Agreement or a waiver of any of the covenants or of the Bank's rights or remedies under the Credit Agreement, including the right to accelerate the loan in the future after the giving of notice.  We will continue to work with the Bank on a Required Corrective Action for compliance with existing or modified loan covenants.  There can be no assurance that the Bank will agree to modify or waive any of the loan covenants or waive any of its rights or remedies under the Credit Agreement and we would require additional financing to repay the loan balance.  The loan is secured by security agreements in the equipment of four restaurants and a blanket security on all equipment not covered by prior existing security agreements.

Definitive Schedule 14A Proxy Statement filed December 29, 2008

Certain relationships and related transactions, page 11

10.  We note from the disclosure on page 7 of the proxy statement that the Bailey Group is a principal shareholder of the Company's common stock and also holds certain rights to elect directors to the Company's board of directors based on the discussion on page 11 of the proxy statement.  In future filings, please revise Note 10 to Company's financial statements to clearly explain the nature of the Company's related party relationship with The Bailey Group.  Refer to the disclosure requirements outlined in paragraph 2 of SFAS No. 57.

In future filings we will revise and expand our Note 10 to clearly explain the nature of the Company's related party relationship with The Bailey Company and their rights to elect directors to the Company's board of directors.

In future filings Note 10 will read as follows, taking into consideration paragraph 2 of SFAS No. 57:

The Erie County Investment Company (owner of 99% of The Bailey Company) is a substantial holder of our common stock and has certain contractual rights to elect up to three members of the Company's board of directors under the Series B Convertible Preferred Stock Agreements entered into in February, 2005.

The Company leases office space from The Bailey Company under a lease agreement which expires in 2009.  Rent paid to them in fiscal 2008 and 2007 for office space was $55,000 and $54,000, respectively.

The Bailey Company is also the owner of two franchised Good Times Drive Thru restaurants which are located in Thornton and Loveland, Colorado.  The Bailey Company has entered into two franchise and management agreements with us, franchise royalties and management fees paid under those agreements totaled approximately $94,000 and $90,000 for the fiscal years ending September 30, 2008 and 2007, respectively. Amounts due from The Bailey Company in regards to these agreements at September 30, 2008 and 2007 were $18,000 and $16,000, respectively.

Other

11.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with our response to your comments, we acknowledge that:

•         the Company and its management  is responsible for the adequacy and accuracy of the disclosure in our filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

United States Securities and Exchange Commission

March 9, 2009

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 or Sue Knutson at 303-384-1424.

Sincerely,

/s/ Boyd E. Hoback

Boyd E. Hoback

President and CEO

Good Times Restaurants Inc.